UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Pasithea Therapeutics Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70261F103

(CUSIP Number)

David Delaney

Concord Investment Partners Ltd.

60 St. Clair Avenue East, Suite 702

Toronto, ON, M4T 1N5

Canada

(416) 951-9214

Avi Geller

Leonite Capital LLC

1 Hillcrest Center Drive Suite 232

Spring Valley, NY 10977

(845) 517-2340

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, NY 10022

(914) 629-8496

With a copy to:

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70261F103	13D	Page 2 of 13

(1)	NAMES OF REPORTING PERSONS Concord IP2 Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
191,321 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
191,321 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,321 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 3 of 13

(1)	NAMES OF REPORTING PERSONS Elderhill Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
36,200 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
36,200 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,200 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 4 of 13

(1)	NAMES OF REPORTING PERSONS David Delaney
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
227,521 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
227,521 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,521 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 5 of 13

(1)	NAMES OF REPORTING PERSONS Leonite Capital LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,034,702 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,034,702 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,702 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 6 of 13

(1)	NAMES OF REPORTING PERSONS Leonite Fund I, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
154,644 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
154,644 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,644 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 7 of 13

(1)	NAMES OF REPORTING PERSONS Avi Geller
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,189,346 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,189,346 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,346 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 8 of 13

(1)	NAMES OF REPORTING PERSONS Camac Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,788,415 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,788,415 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,415 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 9 of 13

(1)	NAMES OF REPORTING PERSONS Camac Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,788,415 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,788,415 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,415 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 10 of 13

(1)	NAMES OF REPORTING PERSONS Camac Fund, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,788,415 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,788,415 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,415 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 11 of 13

(1)	NAMES OF REPORTING PERSONS Eric Shahinian
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,788,415 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,788,415 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,415 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 29,248,688 shares of common stock, par value $0.0001 per share, outstanding as of November 14, 2022, as reported in the Form 10-Q for the quarterly period ended September 30, 2022, of Pasithea Therapeutics Corp.

Explanatory Note

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed on June 1, 2022, as amended on June 16, 2022, June 27, 2022, July 27, 2022, August 11, 2022, September 1, 2022, September 2, 2022, and November 1, 2022 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 9, 2022, the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Reporting Persons.

Pursuant to the Cooperation Agreement, (i) the Issuer will repurchase all the shares of common stock held by the Reporting Persons at a price of $1.0003 per share, the equivalent to the 5-day volume-weighted average price of the Common Stock; (ii) the Reporting Persons will be subject to a customary three-year “standstill” restricting, among other things, their ability pursue another proxy solicitation at the Issuer, seek representation on the Board or acquire shares of Common Stock; and (iii) the Issuer and the applicable Reporting Persons have agreed to dismiss with prejudice the pending Delaware litigation against the Issuer and the Board filed by such Reporting Persons.

On December 12, 2022, the Issuer issued a press release announcing the execution and delivery of the Cooperation Agreement.

The foregoing description of the Cooperation Agreement and the press release are each qualified in their entirety by reference to the full text of the Cooperating Agreement and the press release, which are attached as Exhibit 6 and Exhibit 7, respectively, and are incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and restated as follows:

The following documents are filed as exhibits:

Exhibit Number	Description
6

Cooperation Agreement dated as of December 9, 2022, by and among Pasithea Therapeutics Corp., Concord IP2 Ltd., Elderhill Corporation, Leonite Capital LLC, Leonite Fund I, LP, Camac Partners, LLC, Camac Capital, LLC, Camac Fund, LP, David Delaney, Avi Geller, and Eric Shahinian.

7	Press Release, dated December 12, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2022

CONCORD IP2 LTD.

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

ELDERHILL CORPORATION

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

/s/ David Delaney
David Delaney

LEONITE CAPITAL LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	CIO

LEONITE FUND I, LP

By: Leonite Advisors LLC, its General Partner

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	Managing Member of the GP

/s/ Avi Geller
Avi Geller

CAMAC PARTNERS, LLC

By: Camac Capital, LLC
its general partner

	By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Managing Member of the GP

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member

CAMAC FUND, LP

By: Camac Capital, LLC
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

/s/ Eric Shahinian
Eric Shahinian

Page 13 of 13